

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 9, 2009

CT Corporation System
111 Eighth Avenue
New York, New York 10011

Re: Dehaier Medical Systems Limited
Registration Statement on Form S-1
Filed November 11, 2009
File No. 333-163041

Ladies and Gentlemen:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that your offering of common stock is conditional upon a minimum of 1,250,000 shares being sold by the earlier of a date mutually acceptable to you and the placement agent or May 31, 2010. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." Please provide your legal analysis explaining how these dates are consistent with Rule 10b-9 under the Securities Exchange Act 1934 and confirm that you will comply with the Rule.

Calculation of Registration of Fee

2. Refer to footnote (3) to the fee table. Please tell us whether you are registering the issuance of the warrants and the underlying shares to the placement agent. If so, please clarify. If it is your intent to register the resale of the warrants or the underlying shares, please provide your analysis as to why the warrants and underlying shares may be registered for resale at this time. We may have additional comment after we review your response.

Prospectus Cover Page

3. Please revise the cover page to clarify that any securities purchased by your affiliates will be purchased for investment purposes and not for resale.

Table of Contents, page i

4. Refer to the final paragraph on page i.   Please provide us with copies of all articles, surveys, and other sources of statistics cited in the prospectus, clearly marking the relevant sections that support the data you have included. In addition, tell us:

   - how you confirmed that the data reflects the most recent available information;
   - whether the data is publicly available;
   - whether you paid for or were affiliated with the compilation or preparation of the data;
   - whether the data was prepared for use in the registration statement; and
   - whether the authors of the data consented to your use of it in the registration statement.

Our Company, page 1

5. Revise to clarify the nature of your business. We note, for instance, that the extent to which you are a manufacturer of original products versus a distributor of third-party products is not clear. Please consider this comment together with the staff's comments to the Business section and revise, as appropriate, to more clearly describe your operations. Note, however, that the Summary section should summarize, and not merely repeat verbatim, disclosure that is contained in the Business section.

Our Challenges and Risks, page 3

6. The reference to the execution of your growth strategy is not clear. Please revise to explain the specific risk. In addition, please disclose the risk, if any, presented by the recent global slowdown.

Our Corporate Structure, page 4

7. Please expand your Overview section to more fully describe the history and operations of the various entities depicted, including De-haier Investment Holdings and BTL. In addition, please disclose in this section that the shares held by Chen Ping Ltd. are beneficially owned by your chief executive officer.

8. In the diagram on page 4, please revise to indicate that BTL is a variable interest entity that is consolidated within Dehaier.

The Offering, page 5

9. Please revise to disclose the number of shares currently outstanding.

Make-Good Escrow, page 6

10. Please revise your disclosure to clarify the risk you are referring to in the first sentence of this section and identify each of the initial shareholders. Your disclosure should clearly state the reasons for entering the make-good escrow arrangement, why you believe shareholders are benefitted by the arrangement and whether they are exposed to any risks as a result of it.

11. We note the last sentence of the first paragraph and the second-to-last sentence of the second paragraph. Please revise to disclose with greater specificity (i) when the make-good shares will be released from escrow if the minimum offering amount is not met and (ii) assuming the minimum offering amount is met, when the escrow shares will be released if the earnings target is met or is not met.

Risk Factors, page 8

12. We note the third sentence of the introductory paragraph to this section. Please delete this sentence or otherwise revise it to remove the reference to non-material risks. Similarly, please revise the third paragraph on page 29 to clarify that you have disclosed all material risks in your Risk Factors section.

13. We note that several of the risk factors in this section are repetitive. For example, and without limitation, we note that the second risk factor on page 17 appears to be substantially duplicative of the second risk factor on page 13. We also note that the second risk factor on page 21 appears to duplicate the final risk factor on page 16 and the second risk factor on page 22. Please revise to avoid unnecessary duplication.

If we fail to obtain or maintain regulatory approval…, page 17

14. We note your reference to "other countries" in the first sentence of this risk factor. However, in the second risk factor on page 16 you disclose that you only do business in China. Please reconcile.

BDL is also required to allocate…, page 20

15. Refer to the first paragraph of this risk factor. It appears that you are referring to three separate reserves. If true, please revise the heading of this risk factor accordingly and, if material, please disclose the amount of each reserve.

Investors risk loss of use of funds…, page 23

16. Please revise this risk factor heading and the accompanying narrative to more clearly describe the risk presented by the fact that officers and directors may purchase securities in order to meet the minimum purchase requirement.

If our financial condition deteriorates…, page 24

17. Please revise the heading to remove the suggestion that you are assured of listing on an exchange.

Use of Proceeds, page 31

18. Revise your disclosure to clearly describe the requirement, mentioned in the third paragraph on page 20, that the proceeds from this offering be remitted to China. Please also discuss the limitation that this requirement may impose on your ability to use the offering proceeds. Make appropriate corresponding revisions throughout the registration statement.

19. We note that your only reference to potential acquisitions appears in the table and in the third paragraph of this section. Please provide appropriate disclosure elsewhere in the prospectus to discuss the potential acquisitions to which you refer or remove the reference here.

Dividend Policy, page 31

20. Please revise your disclosure to highlight the limitations on the distribution of dividends by BDL. Please also clarify your reference to "valid commercial documents."

Selected Historical Condensed Consolidated Financial and Operating Data, page 36

21. Please tell us why you have only provided selected financial data for the last two fiscal years. We refer to the requirements of Item 301 of Regulation S-K.

PRC Enterprise Income Tax, page 40

22. Please clarify the reference to "VAT" in the first sentence of the third paragraph of this section.

23. Refer to the final paragraph of this section. With a view towards disclosure, please clarify why the high technology certification lapsed in 2008. Was the certification unavailable to all high and new technology companies that year? Is there a risk that the certification may be unavailable in future years? Please supplementally explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Accounts Receivable, page 41

24. Please clarify how you determine the specific accounts receivable terms of 60-180 for each sales transaction. In addition, your discussion indicates that the terms are from the end of the month in which the services are provided. Please indicate if these terms also apply to sales of products. Revise to clarify how you determined your policy of 3 years for considering that receivables are past due and should be written-off. Please provide us your aging of accounts receivable as of the date of your interim financial statements. In addition, tell us how you determined that the allowance for doubtful accounts was adequate at the date of the financial statements.

Results of Operations, page 43
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008, page 43
Revenues, page 43

25. Please revise to provide a more detailed explanation of the 44.25% increase in revenues. Please discuss the specific products that contributed to the increase in revenues each period. In addition, clarify if you are dependent on a few products for the majority of your revenues. Please also clarify your disclosure that there was increased acceptance of your products and how your market penetration effort impacted sales.

Cost of Revenues, page 43

26. Please revise to disclose what you mean by the statement that gross margin increased because you were able to leverage a stronger relationship with an OEM which resulted in increased economies of scale. Discuss how the relationship with the OEM changed and why this allowed you to take advantage of economies of scale.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007
General and Administrative Expenses, page 45

27. We reference the disclosure that the 75% increase in general and administrative expenses was primarily due to increased headcount. Please revise to disclose the number and nature of the new positions added which contributed to the increase in salaries. In addition, further discuss the expected increase in general and administrative expenses as a result of business expansion upon completion of the offering.

Our Business, page 50

28. Please provide a description of your history in accordance with Item 101(h) of Regulation S-K.

29. You disclose that you were incorporated in 2003. However, your website states that you were established in 1991. Please reconcile.

30. It remains unclear from your disclosure how your business is conducted through your subsidiaries and BTL. Please revise the description of your business to describe the respective roles of Dehaier Medical Systems Limited, your subsidiaries and BTL.

31. It appears, based upon your disclosure on page 1, that you are primarily engaged in the distribution of products produced by third parties, yet we see no or very limited discussion of this role in the description of your business. Please expand your disclosure to include a complete description of your role as a distributor. Include a description of your relationships with your suppliers, the nature of any agreements with your suppliers and any other material facts relating to your role as a distributor.

32. It remains unclear to what extent manufacturing is material to your business. To the extent it is material, describe clearly your manufacturing activities.

33. You disclose throughout the filing that you offer a wide range of products. We also note your disclosure in the third risk factor on page 13 that you generate a significant portion of your revenue from your three top selling products. Please highlight your leading products and clearly distinguish between key products you distribute which are manufactured by third parties and those manufactured by you. Revise accordingly

34. We note your disclosure in the first paragraph on page 57 and throughout your risk factors regarding your expansion into international markets. Revise your disclosure to clearly describe your current expansion plans and identify the markets you plan to target.

35. We note your disclosure that you have over 2000 distributors. We also note your statements that your distribution network is one of your primary strengths. Please expand your

disclosure to clearly describe the relationship between you and your distributors, including the fact that you do not own or control your distributors.

Research and Development, page 54

36. Your disclosure in this section is vague. While we note your reference to "project selection procedures", it is unclear what types of projects you are referring to as your disclosure states merely that you select projects that can generate revenues in the short-term. Revise to provide greater specificity.

Our Strategies, page 55

37. Please revise this section to provide, to the extent practicable, a discussion of your estimated timetable for establishment of the Customer Experience Centers.

Dependence on Major Customers, page 56

38. Please disclose the identities of the significant customers referenced in this section.

Competition, page 56

39. Given the size of your company and the stage of your development, please tell us why you have chosen to identify the named multinational companies as your primary competitors. As appropriate, please distinguish between your current competitors and those you expect to compete against in the future.

Properties, page 58

40. We note your disclosure on page 71 regarding the terms of the leases. Please revise your disclosure to clearly describe the termination dates for each of the leases and the current status of any discussions to extend the leases.

Classification of Medical Devices, page 58

41. Please identify the entity responsible for classifying medical devices.

Assembly Permit, page 59

42. With a view to disclosure, please tell us if assembly permits are granted for classes of products or specific products.

43. With a view to disclosure, please tell us whether you believe there is any material risk that your permits or licenses will not be renewed.

Registration Requirements, page 59

44. Please clarify when the registrations applicable to your products will expire.

Other National and Provincial Level Laws and Regulations in China, Page 60

45. We note your disclosure that you are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels in China, some of which are, or may be, applicable to your business. Your disclosure should clearly describe all regulations material to your business. Please revise.

Income Tax, page 63

46. We note that on page 40 you disclose that BDL is entitled to a tax rate of 15%. However on page 63 you refer to rates as high as 33%. Please explain. Alternatively, revise your disclosure here and elsewhere in your registration statement to reconcile.

47. Please tell us why you do not know if payments from BDL to Dehaier Medical Systems will be subject to withholding tax. Also we note references to a 20% withholding tax rate and a 10% withholding tax rate in the third risk factor on page 19. Please reconcile.

Management, page 64

48. Please ensure that you have provided a professional biography for each of your officers and directors for the prior five years.

Future Related Party Transactions, page 72

49. Please reconcile this disclosure with your interested director disclosure on page 68 which does not appear to require prior approval of certain interested transactions.

50. We note references to commitments to rent property. Please revise your disclosure to clearly state whether Mr. Chen and his wife have entered into an agreement to extend the lease of the Epoch Center Property and whether BTL has entered into an agreement to extend the lease of the Product Center. Please tell us why you have not filed the lease agreements as exhibits.

51. With a view to disclosure, tell us about the relationship between BTL and Mr. Chen. We note that on page 65 you disclose that Mr. Chen founded BTL.

52. Refer to the first sentence of the third paragraph. Your disclosure elsewhere in the prospectus appears to indicate that after-tax earning per share for purposes of the make-good arrangement will be measured for the year ending December 31, 2010, not December 31, 2009. Please revise or explain.

Principal Shareholders, page 73

53. Please tell us why you have not included the shares held by each of Weibing Yang and Yong Wang in the total of all officers and directors as a group.

54. Please disclose the natural person possessing voting and dispositive control over the shares owned by De-haier Ltd.

Description of Share Capital, page 74

55. Refer to the second introductory paragraph. Please note that your summary must be materially complete. Please revise accordingly.

Lock-Up Agreements, page 83

56. The disclosure in this section appears to be inconsistent with the lock-up agreement filed as exhibit 10.3. Please reconcile. In addition, please disclose the number of shares held subject to lock-up agreements.

Taxation page 84

57. Please note that this section should provide a "discussion", rather than a "summary" of material tax consequences. Please revise accordingly. In addition, please note that investors are permitted to rely on this tax opinion; therefore, it is not appropriate to state that investors "should consult" their tax advisors. Please revise.

58. It is unclear if the section on page 62 is also intended to represent your tax opinion. We also note taxation discussions on page 39 and 82. Please explain and delete repetitive disclosure, as appropriate. We may have further comment to your taxation disclosure after reviewing your response.

Taxation of dividends and other distributions on our common shares, page 85
Taxation of Dispositions of Common Shares, page 86

59. Please revise the spillover paragraph at the bottom of page 85 and the third full paragraph on page 86 to specify the reduced tax rates applicable to non-corporate U.S. holders.

Placement, page 89

60. The meaning of your reference to "the date of closing" at the end of the second paragraph is unclear. Please revise to clarify.

61. Refer to the second-to-last paragraph of this section. Revise to describe the circumstances under which and procedures by which the offering may be withdrawn, cancelled or modified.

62. Please disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied.

63. Please revise your use of proceeds section and other expenses of issuance section to include any costs associated with the escrow account.

64. We note that funds will be returned without interest or deduction. Please revise this section to state, if true, that the funds will be placed in a non-interest bearing account or disclose who the interest will be paid to.

Placement Agent's Warrants, page 91

65. We note that section 4(a) of the form of warrant agreement appears to restrict the exercise of warrants to 180 days after the IPO. We also note that you do not appear to have described material terms relating to the warrants such as registration rights and restrictions on transfer. Also, disclose if true that the issuance of the warrants is conditional upon closing of the offering. Please revise.

Market and Pricing Considerations, page 92

66. You state here that in determining the offering price you used a multiple of 6 times your trailing after tax net income for the most recent four calendar quarters prior to the effectiveness of the registration statement. However, your disclosure on page 71 appears to indicate that you used a multiple of approximately 6.6 times your projected 2010 audited net after-tax income. We also note that on the cover page you expect the offering price will be between $7.00 and $9.00 per common share. Please reconcile. As appropriate, please show your calculations in your response.

67. Please provide the disclosure required by Item 505(b) of Regulation S-K regarding the exercise price of the warrants.

Price Stabilization, page 93

68. We note the reference to shares that the placement agent is obligated to purchase in the second sentence. However, it does not appear that the placement agent is required to purchase any shares under the terms of the placement agent agreement. Please revise/advise.

Where You Can Find More Information, page 93

69. Please revise the second paragraph of this section to clarify that you do not presently file periodic reports.

Financial Statements
Consolidated Financial Statements

70. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Consolidated Statements of Operations, page F-4

71. Please tell us the nature of the line items "service income" and "service expense." Tell us how the line items meet the requirements to be recorded as non-operating items.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

72. Please tell us where you have provided an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Rule 8-03 of Regulation S-X.

Basis of Consolidation, page F-7

73. Please provide us your analysis of how you determined that you are the primary beneficiary of BTL under FASB ASC 810-10-25. Discuss the nature of the arrangements between BTL and Dehaier. Please indicate how you considered the common ownership control among these entities. In addition, clarify how and when you initially recorded BTL as a variable interest entity within the consolidated financial statements. Refer to FASB ASC 810-10-30.

74. Please tell us where you have provided the disclosures required by FASB ASC 810-10-50-12 through 14 regarding the variable interest entity.

Revenue Recognition, page F-9

75. We see that the majority of your products are sold to distributors. Please revise to provide a more detailed discussion of your specific revenue recognition policies. For example, disclose when risks and rewards are typically passed to the customer. In addition, we note the discussion on page F-9 that you do not provide customers with unconditional right of return. Please clarify the specific right of return that you allow on your sales.

76. In addition, tell us what you mean by the statement, "for products which include software, and *if* the software is incidental to the product as a whole, the Company does not provide any significant post-sale customer support services and does not provide customers with upgrades." Tell us the nature of software included in your products and how you determine whether it is incidental to the product as a whole. Please also clarify whether there are any significant post-sale customer support services and if you provide the customer with upgrades.

Note 13. Shareholders' Equity, page F-20

77. Please revise to disclose your accounting for the "make-good shares subject to redemption", similar to the disclosures on page 72. In addition, clarify how these shares are considered in your earnings per share calculations.

Note 14. Income Taxes, page F-22

78. Please tell us where you have provided the disclosures required by FASB ASC 740-10-50 about income taxes or tell us why they are not applicable.

Note 16. Concentrations, page F-23

79. Please tell us where you have provided the disclosures required by FASB ASC 280-10-50-40 through 41 related to information about products and services and geographic areas or tell us why they are not applicable.

80. We reference the discussion of your numerous products on pages 53 and 54. Please provide your analysis of how you determined that you have one reportable segment. Refer to FASB ASC 280-10-50.

Exhibits

81. We note that the Memorandum of Association and Articles of Association are unsigned and undated. We also note that you have filed only forms of several of your other agreements. Please file final executed versions of your organizational documents and other agreements.

82. We note that several of your material agreements, including, for example, the escrow agreement, form of subscription agreements, and the agreements related to the make-good arrangement, have not been filed. Please file all material agreements as soon as practicable. Note that we may require additional time to review these exhibits and may have further comment on these agreements and arrangements.

83. Please tell us why you have not filed the line of credit agreement disclosed in Note 8 to the financial statements as an exhibit. Please tell us if this is the same agreement as the agreement with ICBC Beijing.

84. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Item 15. Recent Sales of Unregistered Securities, page II-1

85. Please revise the first sentence of this section for clarity. In addition, with a view to disclosure, please identify all persons who received shares in the stock split which occurred on October 31, 2009.

86. With a view to disclosure, please describe the transactions involving the conversion of the Series A and B preferred stock to common stock. We note your disclosure on page 32 that these transactions have been completed.

87. Please clarify what exemption you are relying upon when you refer to transactions not falling within Section 5 by virtue of being issuances by non U.S. companies.

Undertakings, page II-3

88. We note that you have changed the wording in the undertaking required by Item 512(a)(4) to refer to Form 10-K. Please tell us the legal basis for such change.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brain Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc (by facsimile): Bradley A. Haneberg, Esq